EXHIBIT 4(vi)

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our second amended and restated certificate of incorporation, as amended, and third amended and restated bylaws are summaries and are qualified by reference to the second amended and restated certificate of incorporation, as amended, and the third amended and restated bylaws. These documents are filed as exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021. This description gives effect to the 5-for-1 forward stock split, effective December 31, 2021.

The total number of shares of all classes of capital stock which we have authority to issue is 42,000,000 shares of capital stock, consisting of (i) 40,000,000 shares of common stock, par value $0.001 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Our second amended and restated certificate of incorporation, as amended, does not provide for cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our common stock is currently listed on the NYSE American under the symbol “MTMT.”

Preferred Stock

The board of directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock, $0.001 par value per share, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Anti-Takeover Effects of Provisions of our Second Amended and Restated Certificate of Incorporation, as amended, and Third Amended and Restated Bylaws

Our second amended and restated certificate of incorporation, as amended, and our third amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Call a Special Meeting

Our third amended and restated bylaws provide that special meetings of the stockholders may be called only by the majority of our board of directors or by stockholders owning at least 25% of our outstanding common stock, which may delay the ability of our stockholders to force consideration of a proposal.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our third amended and restated bylaws require advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Our second amended and restated certificate of incorporation, as amended, and third amended and restated bylaws does not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporate Law, or DGCL, regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

●	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our second amended and restated certificate of incorporation, as amended, and third amended and restated bylaws, as amended upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Forum Selection

Our second amended and restated certificate of incorporation, as amended, provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

●	any action asserting a claim against us arising pursuant to any provisions of the DGCL, our second amended and restated certificate of incorporation, as amended, or our third amended and restated bylaws; or

●	any action asserting a claim against us that is governed by the internal affairs doctrine.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Furthermore, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find either exclusive-forum provision in our second amended and restated certificate of incorporation, as amended, to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our business.

These exclusive-forum provisions are not intended to apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Listing

Our common stock is listed on the NYSE American under the symbol “MTMT”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock, 1 State Street 30th Floor, New York, NY 10004-1561.

3